

December 11, 2013

Via E-mail
Steven R. Boal
President and Chief Executive Officer
Coupons.com Incorporated
400 Logue Avenue
Mountain View, California 94043

     Re: Coupons.com Incorporated
               Draft Registration Statement on Form S-1
               Submitted December 03, 2013
               CIK No. 0001115128

Dear Mr. Boal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We note your response to comment 6. Please include in the prospectus the part of your response that you are paid a fee for the display of advertisements on a per-impression or per-click basis and that advertising placements are sold as part of insertion orders for coupons as an integrated sale and not as a separate transaction.

Industry Overview, page 2

2.   We note your response to comment 16. Please incorporate your response into the disclosure; particularly what appears to be your basis for stating the effectiveness of promotions distributed through traditional channels has declined: because newspapers have been the primary source of printed coupons that have been experiencing declining readership. Further, as your response states, specifically reference the NCH study as the

basis for your statement that digital coupons are redeemed at higher rates and are more effective.

<u>Industry Overview, page 77</u>

3.   We note your response to comment 34. Please incorporate your response that consumers regularly used paper and digital CPG coupons.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

Cc: <u>Via E-mail</u>
        Peter M. Astiz, Esq.
        DLA Piper LLP (US)